Exhibit 99.1

Greenfire Resources to Announce Q3 2023 Results and Host Conference Call

CALGARY, ALBERTA – November 13, 2023 - Greenfire Resources Ltd. (NYSE: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, confirms the Company intends to release its operating and financial results for the quarter ended September 30, 2023 after markets close on Tuesday, November 14, 2023.

Greenfire plans to host a conference call on Wednesday, November 15, 2023 at 8:00 a.m. Mountain Time (10:00 a.m. Eastern Time) during which members of the Company’s leadership team will discuss Q3 2023 financial and operating results followed by a question-and-answer session.

Conference Call Details

●	Date: Wednesday, November 15, 2023

●	Time: 8:00 a.m. Mountain Time (10:00 a.m. Eastern Time)

●	Dial In:

○	North America: 1-800-319-4610

○	International: 1-604-638-5340

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership.

Greenfire common shares are listed on the New York Stock Exchange under the symbol “GFR”.

For more information, visit greenfireres.com or find Greenfire on LinkedIn.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

investors@greenfireres.com

greenfireres.com